UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2013

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Managing Director / CFO

February 26, 2013

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Yasuhiro Sato President & CEO
Head Office:	2–5–1 Marunouchi, Chiyoda–ku, Tokyo
(Code Number: 8411 TSE, OSE 1st Sec.)

One MIZUHO New Frontier Plan

Stepping up to the Next Challenge

Mizuho Financial Group (Mizuho) was established ahead of other financial groups under a financial holding company structure in September 2000. Since an internal reorganization in April 2002, it has strived to enhance its profitability by providing customers with the highest quality financial services through mutual cooperation among its legally separate group companies based on customer segments and functions centered on the holding company.

By promoting Mizuho’s Transformation Program, which was formulated in May 2010, Mizuho has implemented initiatives including strengthening in business areas where the group has competitive advantages, improving financial strength and asset efficiency, and advancing organizational structure and business infrastructure. Mizuho launched its substantive one bank structure in April 2012 and has taken actions to realize early synergy benefits ahead of the merger of Mizuho Bank, Ltd. (President & CEO, Mr. Takashi Tsukamoto) (MHBK) and Mizuho Corporate Bank, Ltd. (President & CEO, Mr. Yasuhiro Sato) (MHCB), which is scheduled for July 2013.

By completing a single bank and single securities structure through the merger of its securities subsidiaries in January 2013 and the merger of MHBK and MHCB, Mizuho will further strengthen group cooperation among banking, trust banking, securities and other business areas. As well as aiming to maximize group profitability, this will enable Mizuho to provide a wide range of seamless financial services to its customers in a direct and timely manner.

Based on the benefits and challenges emerging through these actions and in response to structural and regulatory changes in the economy and society in both Japan and overseas, Mizuho Financial Group, Inc. (President & CEO, Mr. Yasuhiro Sato) (MHFG) has formulated a new medium-term business plan for the three years from fiscal year 2013. This proactive business plan has been named the “One MIZUHO New Frontier Plan - Stepping up to the Next Challenge -,” and it aims to launch the new Mizuho toward the “new frontier” of the next generation of finance.

Mizuho will (i) move to a new, advanced group management structure, which includes the single bank and single securities structure, (ii) develop a new corporate identity as part of its initiatives to form a common corporate culture throughout the group, and (iii) position the One MIZUHO New Frontier Plan as one of the three pillars of its new group strategy. By doing this, we will further advance our business model toward the new frontier of finance.

In the spirit of One MIZUHO, we strongly recognize our social responsibility and the importance of our identity as Mizuho. By making steady progress against our new group strategy, we will further improve customer convenience and aim to strengthen group governance and improve group management efficiency. We will also aim to achieve sustainable and stable growth together with our customers and to be a unified financial group that contributes to the sound development of the economy and society both in Japan and around the world.

Please refer to the attached documents for more details.

I.	One MIZUHO New Frontier Plan - Stepping up to the Next Challenge -

1.	Mizuho’s Vision

As well as establishing a new, common corporate identity (further details below) for the group as part of our actions toward forming a new, common corporate culture as we push forward toward the new Mizuho as a unified group, we have developed the following vision for our future as part of our new corporate identity, and we have set the same vision for our medium-term business plan:

The most trusted financial services group with a global presence and a broad customer base, contributing to the prosperity of the world, Asia, and Japan.

1.	The most trusted financial services group

2.	The best financial services provider

3.	The most cohesive financial services group

2.	Five Basic Policies

Based on Mizuho’s vision, the necessary elements for the new frontier of finance, and our future direction based on an analysis of Mizuho’s current situation, we have developed the following five basic policies as part of the medium-term business plan:

1.	Further develop integrated strategies across the group for each customer segment to respond to the diverse needs of our customers.

2.	Contribute to sustainable development of the world and Japan by proactively responding to change.

3.	Mizuho Means Asia: accelerate globalization.

4.	Build strong financial and management foundations to support the essence of Mizuho.

5.	Form strong corporate governance and culture in the spirit of One MIZUHO.

3.	Ten Basic Strategies

Adding more detail to the five basic policies under the medium-term business plan, we have also developed ten basic strategies in terms of business strategy and management foundations as follows:

[Business Strategy]

1.	Strengthen integrated financial services by unifying banking, trust banking and securities functions to respond to finely delineated corporate and personal banking segments.

2.	Perform consulting functions taking advantage of our industry and business knowledge and forward-looking perspective.

3.	Support formation of personal financial assets in Japan and invigorate their investment.

4.	Strengthen proactive risk-taking functions for growth industries and corporations.

5.	Strengthen and expand Asia-related business in Japan and on a global basis.

6.	Cultivate multi-level transactions by capturing the accelerating global capital and trade flows.

[Business Management, Management Foundations, etc.]

7.	Strengthen stable financial foundations based on abundant liquidity and appropriate capital levels.

8.	Establish the optimal management foundations (human resources and business infrastructure) to support business strategy.

9.	Further strengthen proactive governance and risk management.

10.	Embed the new Mizuho corporate identity toward forming a common culture throughout the group and take actions toward being the best financial services provider.

4.	Financial Targets

By sharpening Mizuho’s business strategy and promoting the advance of unified group operations, we are aiming to convert to a business portfolio and profit structure that combines stability and growth, centered on customer business. We will also aim for enhanced top-line profitability, focus on cutting base expenses through actions to reform our expense structure on a global basis, and establish a position for solid profitability.

We will continue to pursue a disciplined capital policy by appropriately balancing stable capital enhancement and steady returns to shareholders.

FY2015 Plan
Consolidated Net Income	JPY550.0 billion level
Consolidated ROE	Approximately 9%
Consolidated Net Income RORA	Approximately 0.9%
Group Expense Ratio (Note 1)	Mid 50% range
Equity Portfolio/Tier 1 Capital (Note 2)	Approximately 25%
Common Equity Tier 1 Ratio (Note 3)	8% or higher

(Note 1.)	Total of non-consolidated figures of MHBK, MHCB, MHTB and MHSC (including major subsidiaries)
(Note 2.)	Basel III phase-in basis (Including Eleventh Series Class XI Preferred Stock in the Common Equity Tier 1)
(Note 3.)	Basel III fully-effective basis (Regulatory adjustments fully deducted. Includes Eleventh Series Class XI Preferred Stock)

The above table includes forward-looking statements. See the disclaimer on page 6 of this news release.

5.	Structure to Promote and Achieve the Medium-term Business Plan

Mizuho will establish the structures set out below to steadily promote and work toward achieving the medium-term business plan. The purpose of these structures is to follow up on implementation of the plan, respond to various themes that contribute to business strategy promotion and strengthening of governance, and strengthen actions toward launching new businesses.

•	New group strategy conferences of MHFG to follow up on implementation of the medium-term business plan and deliberate on important matters in terms of group business strategy. (Further details below.)

•

Working groups within the business policy committees of MHFG or group bank to conduct focused investigations on topics including the risks involved in shares held for policy purposes, risks related to rising long-term interest rates, and further enhancement of group compliance structures.

•

Four project teams within MHFG related to themes including next-generation retail banking and next-generation industry development to contribute to the recovery and ongoing growth of the Japanese economy, and growth in Asia and its associated effects on Japan’s economic development.

II.	Advanced Group Management Structure

Mizuho intends to build the most effective and advanced group management structure. This will include moving to a single bank and single securities structure that aims to promote timely and unified group strategic planning under the strong governance of the holding company as well as taking advantage of the characteristics and competitiveness of being the only Japanese banking group that holds its own bank, trust bank and securities company. It will also include moving to a new group capital structure and new group operational structure and the strengthening of group governance.

As set forth in the news release titled “Review of Group Capital Structure and Transformation into New Group Management Structure” dated December 21, 2012, Mizuho is planning to move to a new group capital structure during the first half of fiscal year 2013, on the assumption that we obtain the necessary approvals from regulatory authorities in Japan and overseas. The new group capital structure will place banking, trust banking, securities and other major group companies under the direct control of the holding company, and it will involve changing Mizuho Securities Co., Ltd. (President & CEO, Mr. Hiroshi Motoyama) (MHSC), which is currently a consolidated subsidiary, into a directly-held subsidiary of MHFG.

1.	Strengthening Governance to Support the Unified Group Strategy

We will implement the following initiatives with the aim of strengthening group governance to support the unified group strategy under the new group operational structure:

•

As set forth in the news release titled “Transformation into ‘Substantive One Bank’ Structure” dated January 20, 2012, executive officers in charge of corporate planning and management at MHFG have been serving three-way concurrent positions at MHFG, MHBK, and MHCB, as well as serving concurrent positions, in principle, at Mizuho Trust and Banking Co., Ltd. (President & CEO, Mr. Takashi Nonaka) (MHTB). In addition to this, in principle, these executive officers will also serve concurrent positions at MHSC from April 1, 2013.

•

Together with the concurrent positions listed above, we will clarify the positioning of group chief officers in the corporate planning and management functions at MHFG. (Positions such as CSO, CFO, CRO, and CCO.)

2.	New Group Operational Structure

As shown below, moving to this new group operational structure will enable MHFG to determine strategy and initiatives and formulate business plans corresponding to each unit responsible for business strategy promotion across group-wide banking, trust banking, securities and other business areas.

•

MHFG will establish ten business units and head-office coordination divisions to determine strategy and initiatives across group-wide banking, trust banking, securities and other business areas based on the ten business units across MHBK and MHCB under the current substantive one bank structure.

•

MHFG will establish five group strategy conferences to deliberate on important matters in terms of group business strategy among the multiple relationship management units and products units that relate to similar customer attributes.

3.	Organizational Structure of the Holding Company

We will change the organizational structure of MHFG based on the move to the new group operational structure.

4.	Organizational Structure of the New Mizuho Bank

We will establish an organizational structure for the new Mizuho Bank based on the same structure we are using under the current substantive one bank structure across MHBK and MHCB, which includes head-office corporate planning and management groups and relationship management, products and markets units.

III.	New Mizuho Corporate Identity

As part of our actions toward establishing a common group culture, we have established a new Mizuho corporate identity to push forward toward the new, unified Mizuho.

1.	Corporate Philosophy: Mizuho’s fundamental approach to business activities

Mizuho, the leading Japanese financial services group with a global presence and a broad customer base, is committed to:

Providing customers worldwide with the highest quality financial services with honesty and integrity;

Anticipating new trends on the world stage;

Expanding our knowledge in order to help customers shape their future;

Growing together with our customers in a stable and sustainable manner; and

Bringing together our group-wide expertise to contribute to the prosperity of economies and societies throughout the world.

These fundamental commitments support our primary role in bringing fruitfulness for each customer and the economies and the societies in which we operate. Mizuho creates lasting value. It is what makes us invaluable.

2.	Vision: Mizuho’s vision for the future

The most trusted financial services group with a global presence and a broad customer base, contributing to the prosperity of the world, Asia, and Japan.

1.	The most trusted financial services group

2.	The best financial services provider

3.	The most cohesive financial services group

3.	The Mizuho Values: The shared values and principles of Mizuho’s people

1.	Customer First: The most trusted partner lighting the future

2.	Innovative Spirit: Progressive and flexible thinking

3.	Team Spirit: Diversity and collective strength

4.	Speed: Sharpness and promptness

5.	Passion: Communication and challenge for the future

IV.	Brand Strategy

We have reviewed our brand strategy from the perspective of building the optimal brand for the new Mizuho based on the move to our advanced group management structure and establishment of Mizuho’s corporate identity.

•	We will change our brand slogan from “Channel to Discovery” to “One MIZUHO: Building the future with you”.

This news release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of the transformation into ‘one bank’ and ‘One MIZUHO’ and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc. Public Relations Office Corporate Communications Tel: +81-(0)3-5224-2026

New Medium-term Business Plan (FY2013 to FY2015) One MIZUHO New Frontier Plan Stepping up to the Next Challenge February 2013

1 Contents I. One MIZUHO New Frontier Plan 1. One MIZUHO New Frontier Plan P. 3 2. Mizuho’s Vision and Five Basic Policies P. 4 3. Five Basic Policies and Ten Basic Strategies P. 5 4. Ten Basic Strategies (1. Business Strategy) P. 6 5. Ten Basic Strategies (2. Management Foundations) P. 8 6. Vision for Each Unit and Group P. 9 7. Synergy Effects from Unified Group Operations P. 10 8. Toward the Improvement of Customer Convenience P. 11 II. Advanced Group Management Structure 1. Governance Structures to Support Unified Group Strategy P. 13 2. Operational Structures for Promoting Unified Group Strategy P. 14 3. Organizational Structure for Promoting Unified Group Strategy P. 15 4. Overview of New Mizuho Bank Organizational Structure P. 16 III. New Mizuho Corporate Identity 1. New Mizuho Corporate Identity P. 18 IV. Brand Strategy 1. The Meaning Behind “One MIZUHO” P. 20

2 I. One MIZUHO New Frontier Plan III. New Mizuho Corporate Identity II. Advanced Group Management Structure IV. Brand Strategy

3 Basic Policies Basic Strategies Business Strategy Business Management, Management Foundations, etc. Advanced Group Management Structure New Mizuho Corporate Identity Corporate Philosophy Mizuho’s new, common corporate identity for the group as part of our actions toward forming a strong corporate culture A group management structure enabling realization of the basic policies and basic strategies under the medium-term business plan Vision Mizuho Values Vision Medium to long-term vision in Mizuho’s corporate identity Financial Targets Group Medium-term Business Plan Mizuho’s unified group strategic plan to break into the next generation of finance, ahead of our competitors, by aiming for the “new frontier” of finance Moving to an Optimal Group Capital Structure based on the Single Bank-Single Securities Structure Moving to the New Operational Structure Strengthening Group Governance One MIZUHO New Frontier Plan Stepping up to the Next Challenge One MIZUHO New Frontier Plan Stepping up to the Next Challenge I. One MIZUHO New Frontier Plan II. Advanced Group Management Structure III. New Mizuho Corporate Identity IV. Brand Strategy I.-1.

4 One MIZUHO New Frontier Plan Mizuho’s Vision and Five Basic Policies We have developed five basic policies incorporating the essence of “Mizuho” based on our 10-year forecast of generational recognition and values, the necessary elements for the new frontier of finance, and Mizuho’s strengths and characteristics. Future Direction based on our Analysis of Mizuho’s Current Situation (2) Sophisticated Risk-taking and Strengthened Financial Intermediary Function (3) Globalization (4) Abundant Liquidity and Appropriate Capital Levels (5) Strong Corporate Governance supported by Strong Corporate Culture (1) Focus on Real Customer Demand (Client- Orientation) Necessary Elements for the New Frontier of Finance <Five Basic Policies> 1 Further develop integrated strategies across the group for each customer segment to respond to the diverse needs of our customers 2 Contribute to sustainable development of the world and Japan by proactively responding to change 3 Mizuho Means Asia: accelerate globalization 4 Build strong financial and management foundations to support the essence of Mizuho 5 Form strong corporate governance and culture in the spirit of One MIZUHO (2) Further develop strengths by focusing actions on growth markets and businesses in which we have competitive advantages, and boost market share in strategically important businesses (3) Build a group earnings structure combining both stability and growth (4) Enhance profitability by improving group management efficiency and realizing overall group optimization, and secure sufficient levels of capital (5) Strengthen the Mizuho brand through actions such as improving customer service (1) Provide unified group solutions by thoroughly promoting sharp bank-trust-securities strategy for each customer segment Mizuho’s Vision The most trusted financial services group with a global presence and a broad customer base, contributing to the prosperity of the world, Asia, and Japan. I. One MIZUHO New Frontier Plan II. Advanced Group Management Structure III. New Mizuho Corporate Identity IV. Brand Strategy I.-2.

5 One MIZUHO New Frontier Plan Five Basic Policies and Ten Basic Strategies Five Basic Policies 1 Further develop integrated strategies across the group for each customer segment to respond to the diverse needs of our customers. 2 Contribute to sustainable development of the world and Japan by proactively responding to change. 3 Mizuho Means Asia: accelerate globalization. 4 Build strong financial and management foundations to support the essence of Mizuho. 5 Form strong corporate governance and culture in the spirit of One MIZUHO. 1. Strengthen integrated financial services by unifying banking, trust banking and securities functions to respond to finely delineated corporate and personal banking segments. 2. Perform consulting functions taking advantage of our industry and business knowledge and forward-looking perspective. 4. Strengthen proactive risk-taking functions for growth industries and corporations. 5. Strengthen and expand Asia-related business in Japan and on a global basis. 6. Cultivate multi-level transactions by capturing the accelerating global capital and trade flows. 7. Strengthen stable financial foundations based on abundant liquidity and appropriate capital levels. 8. Establish the optimal management foundations (human resources and business infrastructure) to support business strategy. 9. Further strengthen proactive governance and risk management. 10. Embed the new Mizuho corporate identity toward forming a common culture throughout the group and take actions toward being the best financial services provider. Ten Basic Strategies 3. Support formation of personal financial assets in Japan and invigorate their investment. Business Strategies Business Management, Management Foundations, etc. I. One MIZUHO New Frontier Plan II. Advanced Group Management Structure III. New Mizuho Corporate Identity IV. Brand Strategy I.-3.

6 Ten Basic Strategies 1. Business Strategy (1) Strengthen integrated financial services by unifying banking, trust banking, and securities functions to respond to finely delineated corporate and personal banking segments Bring together the full abilities of each group company to strengthen the business promotion framework for high net-worth individuals and conduct unified business promotion on both corporate and personal banking sides Expand integrated coverage support functions and conduct bank-securities cooperative business promotion from Japan. Perform unified group business promotion in response to customer needs (2) Perform consulting functions taking advantage of our industry and business knowledge and forward-looking perspective Establish a global business promotion structure by industry (strengthen unified business promotion among offices in Japan and overseas) Establish a consulting promotion framework for supporting customer’s growth, responding to facilitation of financing, supporting business succession and responding to business/industry reorganization needs (3) Support formation of personal financial assets in Japan and invigorate their investment Discover customer investment needs and strengthen support framework Take advantage of integrated group abilities in asset management business and become a bridge for new global and Japanese industry development and infrastructure development Bank-Trust-Securities Unification Consulting Functions Invigorating Investment of Personal Financial Assets I. One MIZUHO New Frontier Plan II. Advanced Group Management Structure III. New Mizuho Corporate Identity IV. Brand Strategy I.-4.1.

7 Ten Basic Strategies 1. Business Strategy (4) Strengthen proactive risk-taking functions for growth industries and corporations Perform sophisticated incubation functions (proactively using equity investment and funds, etc.) Take actions across the group toward growth areas such as agriculture, medical, senior and infrastructure industries Contribute to regional society through a proactive response to regional recovery and industry development (5) Strengthen and expand Asia-related business in Japan and on a global basis Respond to the expanding needs of Japanese corporations Leverage Japan and Asia-related knowledge and expertise to build medium to long-term relationships with non-Japanese corporations in the US, Europe and Asia, and continuously expand international business (6) Cultivate multi-level transactions by capturing the accelerating global capital and trade flows Grow in multiple financial business areas including Asia-related business (focus on DCM and M&A in Asia and Asian bond market development) Strengthen business platform for overseas transaction banking Provide distinctive settlement services in Asia Risk-taking Functions Asia-related Business Capturing Trade Flows I. One MIZUHO New Frontier Plan II. Advanced Group Management Structure III. New Mizuho Corporate Identity IV. Brand Strategy I.-4.2.

I. One MIZUHO New Frontier Plan | II. Advanced Group Management Structure | III. New Mizuho Corporate Identity | IV. Brand Strategy

I.-5.

Ten Basic Strategies
2. Business Management, Management Foundations, etc.

(7) Strengthen stable financial foundations based on abundant liquidity and appropriate capital levels.

Capital/Financial Foundations

- Further establish a business portfolio and profit structure that combines stability and growth
- Reform expense structure on a global basis

(8) Establish the optimal management foundations (human resources and business infrastructure) to support business strategy.

Establishing Group Foundations

- Allocate and develop human resources on a group-wide basis (development of hybrid human resources and global human resources, promotion of female employees to management, promotion of young staff and utilization of senior staff, etc.)
- Optimize business operations on a group-wide basis (promoting unification of commercial banking business at MHTB and the new MHBK)
- Secure stable and accurate system operations and further establish infrastructure (development of next-generation systems, promotion of unification of existing systems and rebuilding/establishing overseas systems, etc.)

(9) Further strengthen proactive governance and risk management

Risk Management and Governance

- Establish a strong group governance structure (four-way concurrent roles for MHFG group heads (MHFG, MHBK, MHTB and MHSC) and clarification of positioning of chief officers)
- Establish long-sighted and strong risk management foundations (Improving sophistication of risk management and compliance management systems in response to global business development and bank-trust-securities cooperation)

(10) Embed the new Mizuho corporate identity toward forming a common culture throughout the group and take actions toward being the best financial services provider.

Common Group-wide Culture

- Improve brand awareness by embedding the new Mizuho corporate identity and form a strong brand through the actions of each and every employee and officer

MIZUHO

8

Mizuho Financial Group

9 Vision for Each Unit and Group Personal Banking Unit To be a financial group that continues to be chosen by customers by improving ability to provide services Retail Banking Unit To be a long-term business partner on both retail and business sides, bridging owners’ businesses and assets across generations Corporate Banking Unit (Large Corporations) To be a financial group that supports the Japanese economy and Japanese industry on a global basis Corporate Banking Unit To contribute to economic growth in Japan by performing a wide range of financial functions and supporting the growth strategies of corporations Financial Institutions and Public Sector Business Unit To contribute to economic recovery in Japan as the main bank for the public sector and financial institutions International Banking Unit To be the top financial group in Asia that is able to provide unified bank-trust bank-securities financial services Investment Banking Unit To be a project coordinator that provides the No. 1 investment banking solutions in Asia Transaction Banking Unit To be a financial group that provides top-level transaction banking services and solutions for global trade flows beginning with Japan and Asia Asset Management Unit To be a financial group that provides the highest level of solutions to match the asset investment needs of a wide range of customers both in Japan and overseas Markets Unit To be a top financial group that develops an agile management of global markets business with Asia as its home ground Risk Management Group IT & Systems Group Human Resources Group Operations Group Compliance Group To build a risk management structure suited to global business development and bank-trust bank-securities cooperation To develop and provide the human resources to support sustained growth over a 10 to 20-year span toward realizing Mizuho’s corporate identity To be a strong IT group with efficient and stable systems infrastructure to support our No.1 service provision ability To provide operations services based on the Mizuho operational style for the diverse needs of our customers To build structures to support our foundations as the integrated financial group that is most trusted by our customers and society I.-6. I. One MIZUHO New Frontier Plan II. Advanced Group Management Structure III. New Mizuho Corporate Identity IV. Brand Strategy

I. One MIZUHO New Frontier Plan | II. Advanced Group Management Structure | III. New Mizuho Corporate Identity | IV. Brand Strategy

I.-7.

Synergy Effects from Unified Group Operations

[Quantitative Effects (estimated)]

One MIZUHO Synergy Effects: Gross profit JPY90.0 billion + Cutting G&A expenses JPY50.0 billion = JPY140.0 billion

- Gross Profit (strengthening top-line)

		Item	Estimate of FY2015 Effects (vs. FY2011)
(1) Banking Operations			+JPY90.0 billion +JPY60.0 billion over the medium-term business plan period (FY2013-15)
	Retail-related	Strengthening workplace cross-selling (asset management products, home loans, etc.)	
	Corporate-related	Strengthening business promotion taking advantage of ability to provide products and overseas network	
	Markets-related	Improving asset efficiency, using capital effectively and strengthening risk management	
(2) Securities Operations		Promoting functional and beneficial cooperation to take advantage of the bank customer base	
(3) Effects of Unified Group Operations		Promoting actions on a group-wide basis across banking, trust banking, securities and other business areas	

- Cutting G&A Expenses (costs)

	Item	Estimate of FY2015 Effects (vs. FY2011)
(1) Banking Operations	- Personnel downsizing (*) - Conversion to common/unified systems - Improvement in efficiency of office space	+JPY50.0 billion +JPY30.0 billion over the medium-term business plan period (FY2013-15)
(2) Securities Operations		

◆ November 2011 quantitative effects

- Estimate of synergy effects announced in the news release titled "Memorandum of Understanding on Merger between Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd." dated November 14, 2011.

Gross profit JPY60.0 billion
+ Cutting G&A expenses JPY40.0 billion
= Synergy effect: JPY100.0 billion

Re-estimated as "One MIZUHO Synergy Effects"

◆ Current quantitative effects (estimated)

Synergy effects from unified group operations = JPY140.0 billion
(Estimate of FY2015 effects, vs. FY2011)

* Downsizing of 4,300 employees on a group-wide basis (of which, 2,000 employees over the medium-term business plan period)
  • We will aim for the above in place of the original figures (a total of 3,700 employees: 3,000 from banks, and 700 from securities based on Business Foundation Restructuring Program) announced in the news release titled "Memorandum of Understanding on Merger between Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd." dated November 14, 2011.

The above information includes forward-looking statements within the meaning of the United States Private Securities Reform Act of 1995. See *Forward-looking Statements* on page 21 of this presentation.

MIZUHO

10

Mizuho Financial Group

11 Toward the Improvement of Customer Convenience Improving Convenience As the only Japanese banking group with its own banking, securities and trust banking functions, Mizuho will establish the new corporate structures and corporate governance framework to make the most effective use of these functions and further improve customer convenience by steadily implementing the One MIZUHO New Frontier Plan. Personal Banking Customers Financial Institutions and Public Sector Non- Japanese Corporations SME Business Owners, etc. Large Corporations SME and Medium-size Businesses Customer Needs Bank Trust Bank Securities Providing Mizuho customers with services from across the entire group Providing a wide range of loan and investment products responding to customer life cycles and aspirations Providing customers with easy to understand financial services (the elderly, etc.) Building advanced yet simple, convenient, and optimal next- generation retail services Providing solutions that contribute to a sustained increase in business value and sustained family development Providing funding in the establishment phase of business Providing advice on business strategy and capital structure in response to business life cycles Supporting growth by supplying risk money through funds, etc. Supporting customers’ overseas expansion, including small and medium- sized businesses Providing group-wide financial solutions that contribute to increasing corporate value Making proposals based on global industry knowledge and supplying risk money for growth Cooperating with regional financial institutions as their “area partner” toward invigoration of the regions Providing PPP schemes to make it possible to progress with public projects while reducing the fiscal burden Making seamless use of a wide range of sophisticated financial services based on Asia and Japan Building medium to long-term relationships backed by our knowledge of industry and ability to provide products spanning across banking and securities functions, etc. <Mizuho> I.-8. I. One MIZUHO New Frontier Plan II. Advanced Group Management Structure III. New Mizuho Corporate Identity IV. Brand Strategy

12 I. One MIZUHO New Frontier Plan III. New Mizuho Corporate Identity II. Advanced Group Management Structure IV. Brand Strategy

I. One MIZUHO New Frontier Plan | II. Advanced Group Management Structure | III. New Mizuho Corporate Identity | IV. Brand Strategy
II.-1.

Governance Structures to Support Unified Group Strategy


MHFG (Holding Company)
Board of Directors
Group CEO
Independent Directors
In-house Directors
Nomination Committee
Majority of committee members consists of outside directors
Compensation Committee
Executive Management Committee
Standing Members: President and CEO of MHFG, New MHBK, MHTB and MHSC
New MHBK
MHTB
MHSC
President and CEO
President and CEO
President and CEO
Corporate Planning & Management
MHFG
Head of Group
(Group Chief Officer)
Profit Units
MHFG
Head of Unit
MHFG
Deputy Head of Unit
In principle, Heads of Units at MHTB and Heads of Groups at MHSC concurrently serve as Deputy Heads of Units at MHFG
Business Policy Committees
Working group for group compliance, etc.

In addition to existing structures*, promote the items below under the strong leadership of MHFG to further demonstrating its underlying functions as a holding company

Toward Advanced Group Management

- Promote further strengthening of unified group strategies and strengthening of management structure from a group-wide perspective

* Existing structures
(1) Clarification of role of Group CEO
(2) Enhancement of independence of consultative body to the Board of Directors
(3) Unification of corporate planning and management units

Unified Group-wide Strategy Operations through the Holding Company

(The advantages of being the only Japanese banking group that holds its own banking, trust and securities functions)

(1) In addition to the President and CEO of the new MHBK, MHTB and MHSC Presidents also become standing members of the Executive Management Committee at MHFG

(2) Clearly defined roles of Heads of Groups as chief officers (CSO, CFO, CRO, CIO, CCO, etc.)
Strengthen ability to respond to challenges in supporting unified group management by chief officers serving, in principle, concurrent roles at four group companies, including MHSC.

(3) Establish business units and Heads of Units at MHFG that are in charge of business strategy planning and promoting across banking, trust and securities functions

Establish relevant working groups under the Business Policy Committees at MHFG and the new MHBK for the purpose of specialized and intensive studies on important themes

MIZUHO
13
Mizuho Financial Group

I. One MIZUHO New Frontier Plan | II. Advanced Group Management Structure | III. New Mizuho Corporate Identity | IV. Brand Strategy
II.-2.

Operational Structures for Promoting Unified Group Strategy

Conversion to a new group operational structure to promote unified group strategy

- MHFG will perform strategic planning promotion across group-wide banking, trust banking, securities and other business areas for each of the ten business units and conduct more timely and unified strategy development and even better organized and consistent allocation of resources throughout the group.
- MHFG will determine (1) overall group strategy and (2) segment strategy across the group, and each entity will determine (3) entity level plans in accordance with MHFG strategy.


New Group Operational Structure
(1) Overall group strategy and planning (broad strategic framework common for all entities)
(2) Cross-group strategy/initiatives/ planning for each customer and product segment
(3) Entity-level strategy/initiatives/ planning
Each Entity
MHFG
MHBK
MHTB
MHSC
MHFG Units
Personal Banking Unit
Retail Banking Unit
Corporate Banking Unit (Large Corporations)
Corporate Banking Unit
Financial Institutions and Public Sector Business Unit
International Banking Unit
Investment Banking Unit
Transaction Banking Unit
Asset Management Unit
Markets Unit

* In principle, group companies other than the above belong to each segment depending on the characteristics of their businesses.

MIZUHO
14
Mizuho Financial Group

15 Organizational Structure for Promoting Unified Group Strategy (from April 2013) Note: Black boxes are newly established in relation to group strategies We will establish ten new business units within MHFG corresponding to each unit responsible for business strategy promotion We will also establish five group strategy conferences within MHFG as forums to comprehensively deliberate on important matters in terms of group business strategy among the relationship management units and products units that relate to similar customer attributes. Group Retail Strategy Conference Group Wholesale Strategy Conference Group Asset Management Strategy Conference Group Markets Strategy Conference Group International Strategy Conference I. One MIZUHO New Frontier Plan II. Advanced Group Management Structure III. New Mizuho Corporate Identity IV. Brand Strategy II.-3.

16 Overview of New Mizuho Bank Organizational Structure (from July 2013) Markets Products Relationship Management Post-merger (July 2013) Corporate Planning & Management Corporate Planning & Management Products Products Relationship Management Relationship Management Markets Corporate Banking Unit Financial Institutions and Public Sector Business Unit Corporate Banking Unit (Large Corporations) Retail Banking Unit *Organization only in MHBK Personal Banking Unit *Organization only in MHBK International Banking Unit *Organization only in MHCB Investment Banking Unit Transaction Banking Unit Asset Management Unit Markets Markets Unit Corporate Planning & Management Strategic Planning Financial Control & Accounting Risk Management Human Resources Operations Compliance Internal Audit IT & Systems IT & Systems IT & Systems Internal Audit Internal Audit MHFG MHBK MHCB Substantive One Bank (April 2012) Corporate Planning & Management Corporate Planning & Management Products Relationship Management Markets Investment Banking Unit Transaction Banking Unit Asset Management Unit Markets Unit Strategic Planning Financial Control & Accounting Risk Management Human Resources Operations Compliance IT & Systems Internal Audit Internal Audit MHFG New MHBK Corporate Banking Unit Financial Institutions and Public Sector Business Unit Corporate Banking Unit (Large Corporations) Retail Banking Unit Personal Banking Unit International Banking Unit IT & Systems I. One MIZUHO New Frontier Plan II. Advanced Group Management Structure III. New Mizuho Corporate Identity IV. Brand Strategy II.-4.

17 I. One MIZUHO New Frontier Plan III. New Mizuho Corporate Identity II. Advanced Group Management Structure IV. Brand Strategy

I. One MIZUHO New Frontier Plan | II. Advanced Group Management Structure | III. New Mizuho Corporate Identity | IV. Brand Strategy

III.-1.

New Mizuho Corporate Identity


Corporate Identity
Corporate Philosophy
Vision
Vision of medium-term business plan
Values

Mizuho, the leading Japanese financial services group with a global presence and a broad customer base, is committed to:

- Providing customers worldwide with the highest quality financial services with honesty and integrity;
- Anticipating new trends on the world stage;
- Expanding our knowledge in order to help customers shape their future;
- Growing together with our customers in a stable and sustainable manner; and
- Bringing together our group-wide expertise to contribute to the prosperity of economies and societies throughout the world.

These fundamental commitments support our primary role in bringing fruitfulness for each customer and the economies and the societies in which we operate. Mizuho creates lasting value. It is what makes us invaluable.

The most trusted financial services group with a global presence and a broad customer base, contributing to the prosperity of the world, Asia, and Japan.

The most trusted financial services group	To be our customer's most trusted partner with innovative thinking and the extensive financial experience and expertise accumulated from relationships with wide-ranging customers.
The best financial services provider	To continuously provide the best leading-edge financial services to each of our customers, the related economies and societies we serve, by anticipating changes on both the global and local stages.
The most cohesive financial services group	To maximize our extensive expertise and collective capabilities as experienced financial services professionals in order to meet the diversified and changing needs of our customers, economies and societies.

1. Customer First: The most trusted partner lighting the future

We are proud to be our customers' most trusted partner lighting the future. We put our customers first and place their interests at the core of our business. We bring together our group-wide expertise and provide the best financial products and services to them with honesty and integrity. We thereby earn our customers' trust, which is fundamental to Mizuho, and contribute with our customers to the prosperity of economies and societies.

2. Innovative Spirit: Progressive and flexible thinking

We consistently adopt a progressive and forward thinking approach, identifying new trends in the movements on the world stage with wider vision. We value, encourage, and implement innovative ideas in a flexible way of thinking to respond effectively to customer needs and changes in both local and global economies and societies.

3. Team Spirit: Diversity and collective strength

We always keep an open mind, embrace diversity in all its forms, and foster a strong team spirit to maximize our collective strength as experienced financial service professionals.

4. Speed: Sharpness and promptness

We strive to provide our customers with the best products and services with a focus on promptness and accuracy. We are acutely sensitive to our customers' needs and respond quickly.

5. Passion: Communication and challenge for the future

We are passionate about overcoming any challenges to open the way to a bright future of our customers, society and ourselves. We bring fruitfulness to them by acting as our customers' most trusted partner and fulfilling our social responsibilities. Mizuho provides them with lasting value. It is what makes us invaluable.

MIZUHO 18 Mizuho Financial Group

19 I. One MIZUHO New Frontier Plan III. New Mizuho Corporate Identity II. Advanced Group Management Structure IV. Brand Strategy

20 The Meaning Behind “One MIZUHO” Brand Slogan Mizuho’s Vision The Meaning Behind “One MIZUHO” The most = “Number One” cohesive financial services group The most = “Number One” trusted financial services group The best = “Number One” financial services provider The invaluable = “Only One” partner bringing fruitfulness for each customer and the economies and the societies IV. Brand Strategy I. One MIZUHO New Frontier Plan II. Advanced Group Management Structure III. New Mizuho Corporate Identity The most trusted financial services group with a global presence and a broad customer base, contributing to the prosperity of the world, Asia, and Japan IV.-1.

21 Forward-looking Statements Definitions MHFG: Mizuho Financial Group, Inc. MHCB: Mizuho Corporate Bank, Ltd. MHBK: Mizuho Bank, Ltd. MHTB: Mizuho Trust & Banking Co., Ltd. MHSC: Mizuho Securities Co., Ltd. New MHBK: MHBK after the merger of MHBK and MHCB scheduled for July 2013, or both MHBK and MHCB prior to the merger. This presentation contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance. In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward- looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of the transformation into ‘one bank’ and ‘One MIZUHO’ and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations. Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov. We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange. Unless otherwise specified, the financial figures used in this presentation are based on Japanese GAAP This presentation does not constitute a solicitation of an offer for acquisition or an offer for sale of any securities